UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 1 October 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill ≠ , R P Menell, D N Murray,
D M J Ncube, G M Wilson
† British, ≠ Canadian, # Ghanaian, ** Executive Director
Company Secretary: T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Mobile      +27 82 971 9238 (SA)
Mobile      +1 857 241 7127 (USA)
email       Willie.Jacobsz@
              goldfields.co.za
Media Enquiries

Sven Lunsche
Tel          +27 11 562 9763
Mobile      +27 83 260 9279
email       Sven.Lunsche@
              goldfields.co.za
MEDIA RELEASE
GOLD FIELDS COMPLETES ACQUISITION OF
BARRICK’S GRANNY SMITH, LAWLERS AND
DARLOT GOLD MINES IN WESTERN AUSTRALIA

Johannesburg, 1 October 2013: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that it has completed the acquisition of the Granny Smith, Lawlers and Darlot gold mines (collectively the Yilgarn South Assets) in Western Australia, from
Barrick Gold Corporation (Barrick).

Gold Fields acquired the assets for a total net consideration of US$270 million after adjustments for working capital, mine capital and employee entitlements.

In accordance with the sale and purchase agreement, Gold Fields elected to satisfy half of the consideration by delivering 28.7 million of its common shares (which was based on the 5-day VWAP for the ADR’s trading on the NYSE prior to closing). The balance of US$135 million
(less a US$30 million deposit paid on signing of the agreement) was paid from cash resources held by Gold Fields in Australia.

Nick Holland, Chief Executive Officer of Gold Fields, said:

“We are pleased to have completed this acquisition of in-production ounces. Today we commenced integrating these assets with our existing operations in Western Australia where Gold Fields now has five active mines.

Considering the potential for regional and operational synergies with our existing assets in the region, as well as the benefits from applying Gold
Fields’ low cost, cash-focussed operating model to the acquired assets, this acquisition should have a positive impact on the Group’s operations.

Based on reported production for the first half of 2013, these assets are expected to add approximately 400,000 ounces of production to the
Gold Fields portfolio, at costs lower than the current Group average.

This transaction also significantly advances Gold Field’ strategic objective of achieving a more balanced and globally diversified portfolio, with Australia now accounting for approximately 42% of Gold Fields’
production, Ghana approximately 33%, Peru approximately 13% and
South Africa approximately 12%.

Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 9pt71 9pt238 (SA)
Mobile: +1 857 241 7127 (USA)
email:
Willie.Jacobsz@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9pt763
Mobile: +27 83 260 9pt279pt
email:
Sven.Lunsche@goldfields.co.za
ends
Notes to editors
About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2.0 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields has total managed gold-equivalent Mineral
Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the
New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In August 2013,
Gold Fields acquired Barrick Gold's Granny Smith, Lawlers and Darlot Gold Mines in Western Australia, a transaction that is expected to be completed in September 2013.
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Gold Fields. The securities referred to herein have not been and will not be registered under the United States Securities Act of 19pt33 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.
FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may be made by Gold Fields, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”,
“envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phra ses.
These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Gold Fields, that could cause Gold Fields' actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-
looking statements. Such risks, uncertainties and other factors include, among others, Gold Fields’ ability to complete the transaction, Gold Fields’ ability to successfully integrate the acquired assets with its existing operations, Gold Fields’ ability to achieve anticipated efficiencies and other cost savings in connection with the transaction, changes in relevant governmental regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining rights,
Gold Fields’ future financial position and plans, strategies, objectives, capital expenditures, and projected costs, the success of exploration and development activities, as well as projected level of gold price and other risks. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Gold Fields’ expectations with regard thereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 1 October 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer